        SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 3, 2020

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Confidential

Ms. Cara Wirth

Ms. Erin Jaskot

Mr. Scott Stringer

Mr. Jim Allegretto

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	17 Education & Technology Group Inc.

Draft Registration Statement on Form F-1

Submitted on October 20, 2020

CIK No. 0001821468

Dear Ms. Wirth, Ms. Jaskot, Mr. Stringer and Mr. Allegretto:

On behalf of our client, 17 Education & Technology Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 30, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 20, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review. To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Securities and Exchange Commission

November 3, 2020

The Company plans to publicly file its registration statement on Form F-1 containing its unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2020 and comparable financial information for the same period in 2019 via EDGAR with the Commission on or about November 11, 2020.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.

We note your response to our prior comment 2 and reissue it in part. Please provide a breakdown of the percentages that you capture in primary, middle, and high schools for your in-school classroom solutions. Please include similar disclosure in your Business section.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 1 and 126 of the Revised Draft Registration Statement.

Risk Factors, page 61

2.	We note your risk factors that discuss your dual-class ordinary shares. Please revise your disclosure to include:

•	that holders of Class B ordinary shares will also have the ability to control matters requiring shareholder approval, including any amendment of organization documents;

•	that any future issuances of Class B ordinary shares may be dilutive to the voting power of Class A ordinary shareholders; and

•

the impact of the conversion of Class B ordinary shares on holders of Class A ordinary shares, including dilution and the reduction in aggregate voting power, as well as the potential increase in the relative voting power if one of the Class B holders retains their shares.

Please include similar disclosure under “Description of Share Capital.”

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 62, 63 and 179 of the Revised Draft Registration Statement.

The Company respectfully advises the Staff that it does not expect the conversion of Class B ordinary shares to dilute the voting power of the existing holders of Class A ordinary shares, as the Company anticipates that each Class B ordinary share will be entitled to more than one vote.

Securities and Exchange Commission

November 3, 2020

An ADS holder’s right to pursue claims against the depositary..., page 67

3.

Your disclosure indicates that the depositary has the right to refer any claims arising from the deposit agreement for arbitration. Please further disclose here and under Governing Law how the arbitration provision impacts ADS holders, whether this provision applies to actions arising under the Securities Act or Exchange Act, and address any question as to the enforceability of the arbitration provision. If these provisions apply to federal securities law claims, please disclose in both your registration statement and the depositary agreement that investors will not be deemed to have waived the company’s or the depositary’s compliance with the federal securities laws and the rules and regulations thereunder.

The Company respectfully advises the Staff that it has globally updated the disclosure relating to the depositary and the depositary agreement in the Revised Draft Registration Statement, as the Company has engaged The Bank of New York Mellon as the depositary since the last confidential submission.

In response to the Staff’s comment, the Company has added the referenced disclosure on pages 69 and 200 of the Revised Draft Registration Statement. The Company undertakes to add in the depositary agreement a provision stating that no disclaimer of liability under the United States federal securities laws is intended by any provision of the deposit agreement.

Description of Share Capital, page 178

4.

Please explain how, with your dual-class structure with different voting rights, you will determine whether more than 50 percent of your outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition. Please refer to Securities Act Rule 405, Exchange Act Rule 3b-4, and Securities Act Rules Compliance and Disclosure Interpretation 203.17.

The Company respectfully advises the Staff that first, the Company is a foreign issuer, as defined under Rule 405 of the Securities Act of 1933, as amended, (“Rule 405”) and under Rule 3b-4 of the Securities Exchange Act of 1934, as amended, (“Rule 3b-4”) because the Company is an exempt company organized under the laws of the Cayman Islands. Second, as of the last business day of its most recently completed second fiscal quarter, i.e. June 30, 2020, the Company does not meet any of the conditions under Section (1)(ii) of the definition of foreign private issuer under Rule 405 or under Rule 3b-4(c)(2), because (i) United

Securities and Exchange Commission

November 3, 2020

States citizens or residents did not constitute a majority of the Company’s directors, (ii) United States citizens or residents did not constitute a majority of the Company’s executive officers, (iii) more than 50 percent of the assets of the Company were located outside of the United States, and (iv) the business of the Company was not administered principally in the United States. Therefore, regardless of whether more than 50 percent of the outstanding voting securities of the Company were directly or indirectly owned of record by residents of the United States as of June 30, 2020, the Company meets the definition of foreign private issuer under both Rule 405 and Rule 3b-4.

The Company further advises the Staff that pursuant to Securities Act Rules Compliance and Disclosure Interpretation 203.17, the Company will determine whether more than 50 percent of the outstanding voting securities of the Company are directly or indirectly owned of record by residents of the United States based on one of the two prescribed methodologies on a consistent basis.

5.	Please disclose the percentage of outstanding shares that Class B ordinary shareholders must keep to continue to control the outcome of matters submitted to shareholders for approval.

In response to the Staff’s comment, the Company has added the referenced disclosure on page 179 of the Revised Draft Registration Statement. The Company undertakes to disclose the referenced percentage on a supplemental basis after it has determined the number of votes to which each Class B ordinary share is entitled.

*        *        *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740 4863 or via e-mail at julie.gao@skadden.com, or Frank Li, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 10 8520 7290 or via email at frli@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Andy Chang Liu, Chief Executive Officer, 17 Education & Technology Group Inc.

Michael Chao Du, Chief Financial Officer, 17 Education & Technology Group Inc.

Frank Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP